February 8, 2006


Mail Stop 4561

      VIA U.S. MAIL AND FAX (480) 505-0071

Digamber Naswa
Chief Financial Officer
WWA Group, Inc.
2465 West 12th Street
Suite 2
Tempe, AZ  85281

Re:	WWA Group, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 0-26927

Dear Mr. Naswa:

      We have reviewed your response letter dated January 4, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation. In one of our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB

General

1. It appears from the list you attached to your letter dated December 30, 2005 that at least 24 of the 33 Iranian bidders you have identified have purchased equipment using your services. Please address the materiality of sales to Iranian entities or persons. In your analysis, please quantify the approximate amount of annual revenues derived from sales to Iranian entities or persons, and address the materiality of such revenues. Advise us of the percentage of equipment sold at the Dubai operation in each of 2001,
2002 and 2003 you estimate was delivered into Iran.
2. Discuss for us, in light of all relevant quantitative and qualitative factors, the reasons you do not believe your sales to Iranian entities and persons constitute a material investment risk for your security holders, or have any potential impact on your corporate activities, reputation or share value. In your discussion, please address specifically the fact that as much as 40% of the equipment sold at your Dubai auction in 2004 was delivered into a country identified as a terrorist-sponsoring state. Advise us also of the reasons you do not believe that any of your buyers have purchased on behalf of the Iranian government.
3. You state that in future filings you will address the potential impact on your business from any estimated concentration, and will disclose that the loss of business from purchasers you believe may be shipping equipment into Iran could materially impact your revenues.
Your disclosure should discuss whether you anticipate any loss of business from purchasers who may ship equipment into Iran and, if so, the reasons you anticipate such loss. The disclosure also should discuss any nexus between the potential loss of business from purchasers who may ship into Iran and relevant economic sanctions administered by OFAC and BIS. Please provide us with the text of your proposed disclosure.
4. It appears that your planned disclosure regarding the potential impact of the loss of business from purchasers who may ship equipment into Iran may be inconsistent with your conclusion that sales currently originating in Dubai that might ultimately end up in Iran do not constitute a material risk for security holders or have any potential impact on your corporate activities, reputation or share value. Please discuss.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.

						Sincerely,



Daniel L. Gordon
Accounting Branch Chief
WWA Group, Inc.
February 8, 2006


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